Citigroup Capital XXI	Filed pursuant to rule 433
3,500,000 Capital Securities	File Nos. 333-135163, 333-135163-07
8.300% Fixed Rate/Floating Rate Enhanced Trust Preferred Securities (Enhanced TruPS®)
$1,000 Liquidation Amount
Guaranteed by Citigroup Inc. to the extent set forth in the Prospectus

Terms and Conditions:

Issuer:	Citigroup Capital XXI, a Delaware statutory trust, the sole assets of which will be junior subordinated debt securities issued by Citigroup Inc.

Guarantee:	$1,000 liquidation amount per enhanced trust preferred security, guaranteed by Citigroup Inc. to the extent set forth in the Prospectus.

Ratings:	A1 (stable outlook)/A+ (negative watch)/AA- (negative outlook) (Moody’s / S&P / Fitch)

Trade Date:	December 17, 2007

Settlement Date:	December 21, 2007 (T+4 days)

Scheduled Maturity:	December 21, 2057

Final Maturity:	December 21, 2077

Amount:	3,500,000 enhanced trust preferred securities (the “capital securities”)

Public Offering Price:	$997.59 per capital security.

Net Proceeds to Citigroup:	$3,456,565,000 (before expenses).

Coupon and Interest Payment Dates:	(i) From December 21, 2007 to but excluding December 21, 2037, 8.300% per annum payable semi-annually in arrears on each June 21 and December 21, beginning June 21, 2008: (ii) from and including December 21, 2037 to but excluding December 21, 2057, three-month USD LIBOR plus 4.170% per annum payable quarterly in arrears on March 21, June 21, September 21 and December 21, beginning March 21, 2038; and (iii) to the extent not repaid at Scheduled Maturity, from and including December 21, 2057, one-month USD LIBOR plus 4.170% per annum payable monthly in arrears on 21st day of each month, beginning January 21, 2058. Following business day convention. Business days New York.

Interest Determination Date:	Second London business day prior to each floating rate interest period from and including December 21, 2037.

First Coupon Payment:	June 21, 2008.

Day Count:	From December 21, 2007 to but excluding December 21, 2037, 30/360; from and including December 21, 2037, Actual/360.

Deferral of Interest:	Payment of interest on the capital securities will be deferred to the extent Citigroup Inc. elects to defer interest on the junior subordinated debt securities held by the Issuer. Citigroup may so defer interest for up to 10 years but not beyond the Final Maturity or the earlier redemption of the junior subordinated debt securities. However, after so deferring interest for 5 years or sooner upon Citigroup paying current interest, with certain exceptions, Citigroup is obligated to sell equity securities and use the proceeds thereof to pay deferred interest unless the Federal Reserve, after receiving notice of these actions, has disapproved of either of these actions.

Redemption at Issuer Option:	Subject to the Capital Replacement Covenant, Citigroup may redeem the underlying junior subordinated debt securities, and thus redeem the capital securities, in whole or in part, (i) at any time prior to December 21, 2037 at a price equal to the greater of (x) 100% of the principal amount and (y) a make-whole redemption amount equal to the discounted present value of the treasury rate plus 0.50%, and (ii) at any time on or after December 21, 2037, at a price equal to 100% of the principal amount, plus, in each case, accrued and unpaid interest to the redemption date.

Special Event Redemption:	In addition to the Redemption at Issuer Option described above and subject to the Capital Replacement Covenant, Citigroup may redeem the underlying junior subordinated debt securities, and thus redeem the capital securities, in whole but not in part, (i) at any time after the occurrence of an Investment Company Event or a Regulatory Capital Event at a price equal to 100% of the principal amount and (ii) at any time after the occurrence of a Tax Event or a Rating Agency Event, at a price equal to the greater of (x) 100% of the principal amount and (y) a make-whole redemption amount equal to the discounted present value of the treasury rate plus 0.50%, plus, in each case, accrued and unpaid interest to the redemption date.

Capital Replacement Covenant:	Citigroup Inc. has agreed not to redeem the junior subordinated debt securities during the term of the Capital Replacement Covenant except with proceeds of the sale of Citigroup equity securities. The Capital Replacement Covenant will terminate no later than December 21, 2067. The “applicable percentage” and the “qualifying capital securities” (each as defined in the section “Certain Terms of the Capital Replacement Covenant” in the related Prospectus dated December 17, 2007) will change on December 21, 2027 and December 21, 2047.

Defeasance:	Applicable to the junior subordinated debt securities, subject to the Capital Replacement Covenant. Provisions of Article 11 of the Indenture apply.

Sinking Fund:	Not applicable.

Listing:	The capital securities will not be listed on any securities exchange.

Sole Structuring Coordinator and Sole Bookrunner:	Citigroup Global Markets Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Lehman Brothers Inc.

Co-Managers:	Banc of America Securities LLC Barclays Capital Inc. Bear, Stearns & Co. Inc. BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Greenwich Capital Markets, Inc. UBS Securities LLC

Junior Co-Managers:	Cabrera Capital Markets, LLC CastleOak Securities, LP Guzman & Company Sandler, O’Neill & Partners, L.P. The Williams Capital Group, L.P.

Capital Securities CUSIP/ISIN:	173094AA1 /US173094AA18

     Citigroup Capital XXI and Citigroup Inc. have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup Capital XXI and Citigroup have filed with the SEC for more complete information about Citigroup Capital XXI, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for the registration statement is No. 333-135163. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.